Exhibit 12.1

COMPUTATION OF RATION OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the dollar amount of the coverage deficiency for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have earnings. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended December 31,
	2014	2013	2012	2011	2010
(dollars in thousands)		(in thousands except per share amounts)
Net loss	$(66,160)	$(79,293)	$(94,465)	$(109,388)	$(140,166)
Add back: Fixed charges	3,011	2,668	471	518	367
Total adjusted net loss	$(63,149)	$(76,625)	$(93,994)	$(108,870)	$(139,799)
Fixed charges:
Interest expense	2,828	2,478	275	287	194
Interest portion of rental expense	183	190	196	231	173
Total fixed charges	3,011	2,668	471	518	367
Deficiency of earnings available to fixed charges (1)	$(66,160)	$(79,293)	$(94,465)	$(109,388)	$(140,166)

(1)	Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.